Exhibit 99.1

Medigus: ScoutCam Completes Verification & Validation for Miniature

Camera Solution with Fortune 500 Customer

Tel Aviv, Israel, June 07, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, today announced that ScoutCam Inc. (OTCQB: SCTC) (“ScoutCam”), a leading provider of image-based solutions (including cloud and AI image processing) to the condition-based maintenance (CBM) and the predictive maintenance (PdM) markets, of which Medigus has a 27.02% percent ownership stake, has completed the verification and validation (V&V) stage of ScoutCam’s miniature camera solution with a Fortune 500 company.

The announcement comes as ScoutCam prepares to commence mass production and enter the supply stage of its proprietary, patented equipment for delivery to the Fortune 500 customer. With this important V&V phase complete, ScoutCam believes sales revenue could reach tens of millions of dollars as ongoing supply agreements with the customer accumulate in the coming years.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing ScoutCam’s believe that its sales revenue could reach tens of millions of dollars as ongoing supply agreements with the customer accumulate in the coming years.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com